Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

July 15, 2009

VIA EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Soko Fitness & Spa Group, Inc.
Amendment No. 2 to Form S-1
Filed February 17, 2009
File No. 333-151563
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed October 24, 2008
Amendment No. 1 to Form 10-K for the Fiscal Year
Ended May 31, 2008
Filed February 17, 2009
Amendment No. 1 to Form 10-Q for the Quarters Ended
November 30, 2008 and August 31, 2008
Filed February 17, 2009
File No. 333-132429

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the "Company"), we respond as follows to the Staff’s comment letter, dated March 18, 2009, to the above-captioned filings of the Company.  Page references in our responses correspond to the present version of the respective filings, copies of which have been marked to note the changes from the filing made on February 17, 2009 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

General

1.
We note the disclosure in your Current Report on Form 8-K filed with us on January 15, 2009 regarding your investor presentation on that date at the ICR XChange Conference at the St. Regis Monarch Beach Resort, Dana Point, California. Please provide us with your analysis regarding whether the presentation materials comply with Section 5 of the Securities Act of 1933. Please also explain to us any discrepancies between your disclosure and this presentation. For example, we note that information included on the "Company Snapshot" slide in the presentation is different from information included in your registration statement. We may have further comment.

Securities and Exchange Commission
July 15, 2009

The Company believes that, although the Company is registering the shares, the shares are registered as part of a secondary offering for the benefit of the selling shareholders and that the Company is therefore not engaged in an offering.  However, to the extent that the Staff deems the Company to be engaged in an offering, the Company believes that the presentation is exempt under Rule 168 under the Securities Act.  The presentation was made in lieu of a conference call for the release of the Company's second quarter FY2009 financial results.  As such presentation was neither webcast nor a call-in was available, the Company filed the presentation on Form 8-K in order to provide the second quarter FY2009 financial results to the anyone not present in person at the presentation.  Prior to the presentation, as well as thereafter the Company released its financial results in quarterly public conference calls and it plans to continue to do so. The presentation is therefore part of continued publication and dissemination of regularly released factual business and forward-looking information of the Company.

Table of Contents

2.	It appears that your table of contents does not include all sections included in your prospectus. Please revise or advise. Refer to Item 502(a) of Regulation S-K.

The table of contents has been revised by the Company to include all section headings that are included in the prospectus.

Prospectus Summary, page 5  Background, page 6

3.
We reviewed the financial consulting engagement letter you filed as Exhibit 10.17 to your registration statement in response to comment 33 in our letter dated October 3, 2008. The payments to E-Tech Securities, Inc. you describe in the fifth paragraph under this heading and elsewhere in your registration statement are different from the amounts specified in section 9 of the financial consulting engagement letter. Please explain these discrepancies to us. If you amended the financial consulting engagement letter, please also file the amendment as an exhibit to your registration statement.

The payments described in the fifth paragraph under the heading "Background" and elsewhere in the prospectus refer to the placement agent engagement letter with E-Tech Securities, Inc. filed as Exhibit 10.16 to the prospectus. In addition, the Company entered into the financial consulting engagement letter filed as Exhibit 10.17 to the prospectus with E-Tech International, Inc. for structuring the share exchange transaction with Wealthlink.  Such financial consulting agreement was not amended. Under the terms of the financial consulting agreement the Company agreed to compensate E-Tech International, Inc. for structuring the share exchange transaction with (i) a retainer of $20,000 and (ii) shares of the Company in an amount equal to two percent (2%) of total number of shares outstanding that represents the final capital structure of Company after the stock exchange transaction with Wealthlink and the placement of the Financing (340,000 shares). The Company has revised the disclosure on page 7 and throughout the prospectus in response to the Staff's comment.  The revised disclosure on page 7 reads as follows (italicized language is new or revised):

Securities and Exchange Commission
July 15, 2009

In consideration for structuring the share exchange with Wealthlink, SOKO agreed to compensate E-Tech International, Inc. with (i) a retainer of $20,000 and (ii) shares of common stock the Company equal to two percent (2%) of total number of shares outstanding after the stock exchange transaction with Wealthlink and the placement of the Financing (340,000 shares). Further, in consideration of services provided to the Company in association with the consummation of these the foregoing transactions, an aggregate of 935,000 shares were issued to several other advisors in lieu of cash compensation, totaling the number of shares issued to the advisors in connection with the foregoing transactions to 1,275,000 shares of common stock of the Company.

Additionally, on the Closing Date, SOKO entered into a Securities Purchase Agreement, Warrant, Registration Rights Agreement and Lock-Up Agreement with three investors (the “Purchasers”) for an aggregate of $2,000,000 (the “Financing”). On the Closing Date, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, SOKO sold, and the Purchasers purchased, in the aggregate, 2,000,000 shares of our common stock and warrants to purchase an additional 2,000,000 shares. The warrants have an exercise price of $1.25 and are exercisable at any time through the third anniversary of the Closing Date. Additionally, each Purchaser’s ability to exercise the warrant is limited to the extent such Purchaser’s beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would exceed 4.99% of the SOKO’s outstanding common stock. From the Closing Date and through the twelve-month anniversary of the Closing Date, certain SOKO shareholders agreed not to sell any of their shares of our common stock.

In consideration for acting as placement agent for the Financing, SOKO agreed to compensate E-Tech Securities Inc. with (i) a retainer of $30,000, (ii) a cash placement fee equal to seven percent (7%) of the proceeds of the Financing ($140,000) and (iii) warrants to purchase an amount of securities equal to eight percent (8%) of the total shares issued to the Purchasers (160,000 shares).  The warrant issued to E-Tech Securities Inc. has an exercise price of $1.25 and are exercisable at any time through the third anniversary of the Closing Date.

As a result of the consummation of all of the foregoing transactions, the following changes in the outstanding shares of the Company were recorded:

•	The Company reacquired 79,000,000 shares from its original shareholders;

•	Mr. Liu acquired 2,575,000 shares from certain original shareholders of the Company;

•
The Company issued an additional 10,725,000 shares of its common stock to Wealthlink Shareholders, including Mr. Liu; as a result , upon consummation of the reverse merger and the acquisition of the 2,575,000 shares of the Company's common stock by Mr. Liu from certain original shareholders of the Company, Wealthlink Shareholders (including Mr. Liu) hold an aggregate of 13,300,000 shares of our common stock;

•	The Company issued an aggregate of 1,275,000 shares to several advisors of the Company for structuring the share exchange;

Securities and Exchange Commission
July 15, 2009

•	The Purchasers acquired 2,000,000 shares and warrants to purchase up to an additional 2,000,000 shares;

•	The Company cancelled 65,000,000 shares; and

•	E-Tech Securities, Inc. was issued a warrant to purchase up to 160,000 shares.

An additional 425,000 shares remain held by certain original shareholders of the Company.

Forward-Looking Statements, page 14

Acquisitions, page 14

4.	Because the acquisitions described under this heading are no longer proposed, please move this disclosure to an appropriate place in your prospectus or tell us why it is not appropriate to do so.

The Company has revised its disclosure under the heading "Forward Looking Statements" and has moved the disclosure regarding the acquisitions under the heading "Business" "Acquisition of Lea Spa, Yoga Wave and Yoga Wave II" on page 34.

Management's Discussion and Analysis or Plan of Operation, page 16

General

5.
We reviewed your response to comment 24 in our letter dated October 3, 2008 but were unable to locate your revised disclosure. Please describe your practices and those in your industry for managing your working capital needs, including a discussion related to your practices and those in your industry regarding deposits with and advances to suppliers.

The Company has expanded its disclosure beginning on page 17 of the prospectus to include a discussion of its practices and those of its industry regarding managing working capital needs and its practices and those of its industry regarding deposits with and advances to suppliers.

6.
We reviewed your response to comment 10 in our letter dated October 3, 2008 but were unable to locate your revised disclosure discussing known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. We thus reissue this comment. In addition to the foregoing, please provide information about the quality and variability of your net income and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease: Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company; and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them

Securities and Exchange Commission
July 15, 2009

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company has expanded its disclosure to address the Staff's comment beginning on page 17.

Background, page 16

7.
In the second paragraph under this heading, you state that you "acquired all of the outstanding shares of common stock of Wealthlink from the Wealthlink Shareholders in exchange for 13,300,000 shares of [your] common stock and cash." However, elsewhere in your registration statement, such as under the "Background" subsection on page 6, you disclose that you issued 10,725,000 shares to former Wealthlink shareholders and the Mr. Liu acquired directly 2,575,000 shares from two original shareholders of the company such that "following consummation of the reverse merger, Wealthlink Shareholders hold an aggregate of 13,300,000 shares of [your] common stock." Please revise or advise.

The 13,300,000 shares of the Company's common stock held by the Wealthlink shareholders include (i) the 10,725,000 shares issued to them in exchange for their Wealthlink shares as well as(ii) the 2,525,000 shares acquired by one of the Wealthlink shareholders, Mr. Tong Liu (the Company's current Chairman of the Board and Chief Executive Officer), concurrent with the share exchange from certain original shareholders of the Company.  The Company has revised its disclosure under the heading "Background" and elsewhere in the prospectus to more accurately disclose the share issuance and transfer to the Wealthlink Shareholders.

Our Business, page 16

8.	Under this heading, many of your qualitative and comparative statements do not cite reports or studies that support your statements. For example, in the second and third paragraphs you state:

•
"Throughout China, the health and fitness market has experienced significant growth, with the top five operators in the country (representing a combined market share of 19.5%) experiencing a growth rate of about 35% from 2007 to 2008 alone;"

•	"In Harbin and Shenyang, SOKO's areas of operation, SOKO currently has market shares of 16% and 6.5%, respectively;"

•	"The growth potential in Harbin and Shenyang is substantial;"

•
"According to publicly available research sources Harbin has a population of about six million, with 50,000 individuals currently being served in 42 fitness centers and Shenyang has a population of about 12 million, with 62,000 individuals currently being served in 45 fitness centers;"

Securities and Exchange Commission
July 15, 2009

•
"With respect to the beauty and spa market, SOKO's market research shows that in its primary market, Harbin, SOKO has a market share of approximately 25-30% of the overall market, with a market share of about 50% of high end spas;" and

•	"SOKO is the only multi-spa owner in the Northeast region of China."

These are only examples. Please disclose whether the foregoing statements as well as any similar statements included elsewhere in your prospectus, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

Beside the Company's own extensive market research, the information provided is based on the latest Asian Academy for Sports and Fitness Professionals (AASFP) China Fitness Club Industry Report from November 30, 2007 and other publicly available marketing research reports.  The Company has revised its disclosure under the heading "Our Business" and elsewhere in the prospectus to more accurately disclose if the foregoing statements and similar statements elsewhere in the prospectus are based upon management's own marketing research or if the information is based upon reports or articles.  To the extent that a statement is based on the Company's management research, the Company has revised its disclosure to included description of its marketing research. To the extent that a statement is based upon public sources, the Company has revised its disclosure to cite the source.  Additionally, the Company has filed a copy of the relevant pages of the Asian Academy for Sports and Fitness Professionals (AASFP) China Fitness Club Industry Report from November 30, 2007 as an attachment to this letter, appropriately marked to highlight the sections relied upon and cross referenced to its prospectus.

9.
In the paragraph following the organizational chart under this heading, you state that your "facilities have become distinctive destinations that attract more than 12,000 members every year" and that your "members enjoy professional fitness, beauty salons and spa services ...." Elsewhere in your prospectus, such as in the first paragraph under this heading, you state that you "currently maintain more than 12,000 fitness and yoga memberships and 18,000 beauty and spa memberships within two fitness and yoga clubs and seven spas located in the northeast region of China." Please clarify throughout your prospectus whether you have 12,000 members or 18,000 members and tell us, with a view toward disclosure, whether your beauty and spa centers require that customers be members prior to the provision of beauty salon and spa services.

At the end of 2008, the Company had approximately 13,000 members at its fitness centers and approximately 19,000 customers at its beauty salons & spas. While entry to the Company's fitness centers is limited to members only, guests of its beauty salon & spas do not have to become members to receive treatments. The guests of the Company's beauty salon & spa can either purchase one time treatments or choose to purchase multiple treatments at a discounted price. Although many of the Company's fitness club members are also customers of its beauty salons & spas, membership in our fitness center is not compulsory for being a guest of our beauty salon & spa.  The Company has revised its disclosure throughout the prospectus to clarify its disclosures with respect to the memberships.

Securities and Exchange Commission
July 15, 2009

10.
In the second paragraph following the organizational chart under this heading, you state that you are "focused on generating revenue in three business segments: Professional Fitness and Yoga, Beauty and Spa, and Beauty School Operations" and that your "revenues are generated through basic membership fees, fees for [your] services, the sale of products that complement and supplement [your] services and the tuition [you] charge students." With a view toward disclosure, please tell us more about the benefits of membership and the structure of your fees. For example, at your fitness and yoga centers, please tell us whether customers pay a one time up-front initiation fee, monthly service fees and/or fees for each visit to a fitness or yoga center or attendance at each class. Please also tell us whether at your beauty salons and spas members pay a one time up-front fee, monthly service fees and/or fees for each service performed.

The Company currently offers different types of services and price structures for its fitness clubs, beauty salon & spas and beauty schools.

With respect to the Company's fitness centers, customers can choose among three-month, twelve-month and twenty four-month memberships as well as long term memberships for three and five years based on their individual needs. For the Harbin Huang Emperor & Golden Gym Club Co., Ltd. once a customer signs up for the service and chooses the membership term, the customer is required to prepay the membership fee for the entire term. Such prepaid membership fee is non-refundable if the customer decides to cancel his membership before the term expires.  No other fees have to be paid by the members to maintain their membership. For the Yoga Wave and Yoga Wave II fitness centers, each customer needs to pay a non-refundable initial membership fee plus a small administration fee to become a member.  Once becoming a member, the customer can then choose to pay the monthly membership fee on a month-by-month basis or to prepay the monthly membership fees for the entire membership term, on a non-refundable basis, at a discounted rate depending on the length of the membership term.  Currently approximately 60% of the fitness club members of Yoga Wave and Yoga wave II prepay their monthly membership fees.

Members of the fitness centers have unlimited access to the facility and do not have to pay for any classes we offer. However, to the extent they request the service of personal trainers, additional fees are paid by the member for such services.

The guests of the Company's beauty salons & spas do not need to become members or have to pay any upfront initiation fee or monthly service fee in order to receive services at the Company's beauty salons & spas.  Customers can receive services as walk-ins and on appointment. They can choose between one-time treatments at our regular rates and multiple treatments at discounted rates. If the customer chooses multiple treatments, the customer is required to prepay upfront, on a non-refundable basis, the entire discounted package price for both all treatments and the products that will be used for that treatments.  However, there is no time limit on when treatments can be sought.  In addition, customers who purchase multiple treatments receive additional benefits such as private lockers, free showers and use of one of the Company's luxury treatment suites.  All customers of the Company's beauty salon & and spas have the opportunity to purchase additional products for at-home use.

Securities and Exchange Commission
July 15, 2009

The Company's beauty school offers different forms of courses and workshops at different price levels.  No upfront initiation fee or other membership fee is payable by the students to enroll in the courses.  The different price levels for our courses and workshops are based on the level and topic of a course or workshop as well as the number of classes a course or workshop is comprised of.

Monthly membership fees of members who pay by month are recognized in the period in which facility access is provided. The membership fees of the Harbin Huang Emperor & Golden Gym Club Co., Ltd. fitness center and the membership fees from members of the Yoga Wave and Yoga Wave II fitness centers who pay their monthly membership fees up-front (both new membership sales and membership renewals) as well the initiation fees payable by the members of the Yoga Wave and Yoga Wave II fitness centers are amortized over the period of the contract commencing with the first month of the new member contract or renewal contract, as applicable.  All sales of prepaid spa treatments are recorded as deferred revenue upon initiation and are recognized proportionally when each treatment is provided.

The Company has revised its disclosure in the prospectus to clarify its fee structure.

Financing Needs, page 19

11.
Under this heading, you state that you believe that your "existing cash reserves and incoming cash from operations are sufficient to support annual growth of approximately 25% year over year." Please specify whether the 25% annual year over year growth you expect is in number of facilities, memberships or some other metric, such as gross sales, net sales, or net income. Please also quantify how long management anticipates 25% "year over year" annual growth.

The Company has deleted its statement referenced in the Staff's comment with respect to its 25% annual growth and revised its disclosure with respect the sufficiency of its existing cash reserves and incoming cash from operations to more accurately discuss its financial needs.  The disclosure reads as follows (italicized language is new or revised):

As we have discussed above, the Company intends to pursue organic and acquisitive growth in the future.  At this time, based on our current membership level, including the acceptance of fitness club members to prepay their monthly membership fees for the full term of their membership, available short-term financing and past experience with respect to membership increase, we believe that our existing cash reserves and incoming cash from operations are sufficient to support annual growth in memberships and number of facilities similar to our growth in these areas in the past for approximately two (2) years.

Securities and Exchange Commission
July 15, 2009

 In order of priority, with existing reserves and income from operations, we have prioritized our potential growth, focusing on the opening of new facilities first.  Any additional capital expenditures are made first to upgrade our existing facilities to attract new clients and keep existing ones and then to acquisitions of facilities from other parties.  As we identify potential acquisition targets that fall within our target demographic, we may pursue sources of additional capital through various means, including joint venture projects and debt or equity financings in an effort to accelerate our growth.  The Company has access to short-term lending facilities which may be used to support its organic growth in the future.  The Company has currently two (2) loans with Shanghai Pudong Development Bank outstanding that are repayable on November 20, 2009.  As the Company is current with all of its obligations under the terms of these loan facilities and not in breach of any covenant thereof, we believe that the lender is willing to provide new short-term facilities in the future.  Based on our experience that approximately 60% of our members prepay on a non-refundable basis their monthly memberships fees for one year or more, the Company would be able to prepay such lending facilities from such fees.

12.
Please discuss in more detail under this heading, your heading "Liquidity and Capital Resources" on page 22 or in another appropriate place in your prospectus your "access to short-term lending facilities which may be used to support [your] organic growth in the future." For example, please provide the sources and terms of these lending facilities.

Cash provided by financing activities for the year ended May 31, 2008 came from short-term facilities provided by Shanghai Pudong Development Bank and two short term facilities provided by unrelated parties.  Cash provided by such financing activities totaled $ 4.4 million for the year ended May 31, 2008.  The cash was used for capital expenditures (renovation of existing facilities) and acquisition activities.  The loans to the unrelated parties have been repaid.  Currently the Company has two (2) loans with Shanghai Pudong Development Bank outstanding.  Both loans have to be repaid on November 20, 2009. The Company is current with all of its obligations under the terms of these facilities and not in breach of any covenant.  The Company therefore believes that the lender is willing to provide new and/or additional short-term facilities in the future.  The Company has revised its disclosure on page 27 of the prospectus and in other appropriate places thereof to provide additional information regarding its access and the terms of its short-term lending facilities.

Results of Operations, page 19

13.
We reviewed the revisions to your disclosure in response to comment 19 in our letter dated October 3, 2008. Your disclosure should be further enhanced to provide a reader with insight into developments in your business which caused the changes in the various line items in your financial statements. The revised disclosure should enable the reader to view the results of your operations through the eyes of management. Please revise your discussions of changes in revenues, gross profit and operating expenses to sufficiently identify and quantity the effects of factors contributing to changes between periods. Please also discuss any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or income. Refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350. For example:

Securities and Exchange Commission
July 15, 2009

•
In your discussions of revenues, you disclose that increases in beauty and spa revenues were driven by the increasing number of memberships and recognized revenues, opening two new facilities and relocation of the Kunlun facility and that increases in fitness and yoga revenues were driven by increases in membership revenue recognized and the acquisition of Letian. Please quantify the increases in revenues arising from increases in the price and/or number or volume of memberships sold, opening of new facilities and the acquisition of Letian for each period. In doing so, consider disclosing the number of memberships at the beginning and end of each period, the number of new memberships added and the number of memberships cancelled or not renewed and the amount or percentage increase in the price of memberships between the periods presented. Also provide a separate analysis and discussion of the causes for material changes in revenues from membership fees, professional services, beauty and hair products and beauty school tuition and other student costs for each period presented.

•
Please provide a more informative analysis and discussion of gross profit and margin percentages for each period presented. It may be helpful to include an analysis and discussion of the reasons for changes in cost of products and overhead included in costs of sales, which together with an analysis of revenues from membership fees, professional services, products and other revenues, would facilitate an understanding of the reasons for the change in gross profit and margin percentages between periods presented.

•
Please quantify the increases in amortization of leasehold improvements, rental expenses and other expenses related to increasing sales, costs of being a public company and the building up of your management team for each period presented, and describe the reasons for each of the changes. In addition, you should quantify the impact of the acquisition of Letian for each period presented and the effect of increases in costs attributable to growth in the number of locations you operate as a result of your expansion, including increases attributable to salaries and benefits, sales commissions and other costs.

The Company has expanded its discussion beginning on page 23 to address the Staff's comment.

14.
We reviewed the revisions to your disclosure in response to comment 20 in our letter dated October 3, 2008. It appears that the tax rates disclosed in your discussions of the income tax provision for each period presented are inconsistent with the disclosure in Note 10 to your financial statements. Please advise or revise. In addition, as previously requested, please include a discussion and analysis of significant changes in other income and expenses for each period presented. The discussion should identify and quantify the nature of significant items included in other income and expenses and reasons for significant changes between the periods presented. Please refer to Item 303 of Regulation S-K.

Securities and Exchange Commission
July 15, 2009

As of May 31, 2008, Queen Group consists of four individually-owned sole proprietorships and two branches of one of such proprietorships that, under Chinese law, are generally exempt from paying corporate level income taxes unless they are assessed by the local authority otherwise. Two of the Queen Group entities were assessed by their local tax authority to be subject to a fixed-rate income tax. Under the fixed-rate income tax system, generally 10% of the annual gross revenues from each entity are deemed taxable net income for income tax purpose, without giving consideration to costs and operating expenses. Income tax is then levied at 27% of the taxable net income. The Company's Legend Spa is subject to the same fixed-rate income tax as the two Queen Group entities that are currently assessed by local tax authority and the Yoga Wave Spa is subject to a 25% income tax rate on all of its net income. The Company has revised the discussion of its income tax provision in response to the Staff's comment and to include a discussion and analysis of significant changes in other income and expenses for each period presented.

Liquidity and Capital Resources, page 22

Financing, page 22

15.
Please provide more detailed information regarding the loans described under this heading, including the use of the funds. For example, to the extent the proceeds of a loan were used for capital expenditures or acquisitions, please so state. In this regard, we note your disclosure regarding the source of funds for the Tai Ai and Letian acquisitions disclosed under the heading "Capital Expenditures" on page 24.

The previous short-term loan facilities of the Company were used for capital expenditures (renovation of existing facilities) and acquisition activities.  The loan facilities that are currently outstanding are used for capital expenditures (renovation of existing facilities).  The Company revised its disclosure on page 27 of the prospectus to provide additional information regarding the use of the funds provided under the loan facilities.

Capital Expenditures, page 23

16.
We reviewed your response to comment nine in our letter dated October 3, 2008. Please revise your disclosure under this heading and elsewhere as appropriate to reflect the revisions you made under the heading "Acquisitions" on page 14.

The Company has revised its disclosure under the heading "Capital Expenditures" and throughout the prospectus to address the Staff's comment.

17.
In the table following the second paragraph under this heading, the first two rows refer to "Loan" and "Financing." Please tell us the difference between these two sources of funds. If not otherwise disclosed under the heading "Financing" above, please include these amounts under that heading as well.

The Company has revised the table so that the term "Financing" now correctly states "Corporate Funds raised in Financing."

Securities and Exchange Commission
July 15, 2009

18.
We reviewed your response to comment 30 in our letter dated October 3, 2008 and your revised disclosure in the third paragraph under this heading and the table thereafter setting forth the store locations, type of modification and estimated cost. We note your general description of the types of expenditures you may incur. Please revise this table to add an additional column detailing the specific nature of the improvements at each store location. Please also disclose whether the store location will be accessible to your members during the modifications, the projected completion date for each store as well as any additional information as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of these store locations.

Since the filing of Amendment 2 to the Registration Statement all renovations and constructions except the construction of the new Da Qing facility listed in the table have been completed and all our facilities except Da Qing are fully accessible, The new Da Qing facility remains under construction approximately until December of 2009.  During the construction, Da Qing is not open to customers.  The Company has therefore deleted the table and incorporated the disclosure regarding the Da Qing facility previously provided in the table as well as the information requested by the Staff's comment in the third paragraph under the heading "Capital Expenditure."

19.
In addition, this table states that you expect to incur approximately $2.5 million related to new store outfitting at the Da Fu Yuan and Da Qing store locations. Please tell us, with a view toward disclosure, whether you have entered into new leases or contracts to acquire these locations, or if they are commonly referred to by a different name. If the former, please update your disclosure throughout to include these store locations or tell us why it is not appropriate to do so. If the latter, please revise under this heading to use the names for these store locations that you use elsewhere in your registration statement.

The Company signed a new lease agreement for the Da Fu Yuan facility as well as for the new Da Qing facility. With respect to the Da Fu Yuan facility, the Da Fu Yuan Spa name is the commercial brand name used on the storefront, the membership passes and communications with third parties. The registered name of the Da Fu Yuan Spa is Harbin Queen Beauty Demonstration Center Xuanhua Branch and is a branch of the Harbin Queen Beauty Demonstration Center.  The new commercial brand name and registered name were incorporated when the Company's Kunlun spa moved to its new address.  The Company has revised its disclosure throughout the prospectus to address the Staff's comment.

Business, page 27

Overview, page 27

20.
Portions of your organizational chart on page 28 are outside of the margins for letter-sized paper. While retaining your disclosure, please provide this chart in a more readable format. Refer to Rule 420 of Regulation C.

In order to provide a more readable format, the Company has deleted organizational chart throughout the prospectus and incorporated the disclosure in the form of a list of all Company facilities and brands used by the Company.

Securities and Exchange Commission
July 15, 2009

The Queen Group, page 29

21.
We reviewed your response to comment 29 in our letter dated October 3, 2008. To the extent not already included in your prospectus, please disclose the information you provided in response to this comment.

The Company has revised its disclosure under the heading "The Queens Group" and throughout the prospectus to address the Staff's comment.

Financial Statements, page 43

Consolidated Statements of Changes in Stockholders' Equity, page F-4

22.
Please revise to include the number of shares of common stock issued in each of the transactions disclosed so that the aggregate number of shares outstanding at March 31, 2008 agrees to number of shares issued and outstanding as disclosed on the face of the consolidated balance sheet on page F-2.

The Company has revised its Consolidated Statements of Changes in Stockholders’ Equity to include the number of shares of common stock issued in each of the transactions disclosed.

23.
We note that you recognized the shares issued to advisors engaged in connection with the merger/recapitalization transaction at par value as a capital transaction. Please tell us why your accounting treatment complies with GAAP given that the transaction was accounted for a recapitalization of the operating company. It appears that transaction costs should be charged to expense at fair value of the shares issued. In your response, tell us the fair value of the shares issued and how you determined fair value.

The 1,275,000 shares issued to the advisors were in connection with the services provided for completing the reverse merger and the private placement. Since the services were primarily related to the private placement, those shares issued should be part of the equity recapitalization and not a charge to the expense. The Company has revised its Consolidated Statements of Equity to account for those shares at their fair value of $1 per share at the time of issuance, along with the 2,000,000 shares issued to the investors, since these transactions occurred simultaneously.  The fair value of $1 per share was determined because it was the price paid by the willing investors at the time this transaction occurred.

24.	It appears that you did not acquire any assets or liabilities in the reverse merger. Please advise.

The Company did not acquire any assets and liabilities in the reverse merger.

25.
We note that you separately presented warrants issued to private investors at fair value. Please tell us why this presentation is appropriate and, if so, why the proceeds from the private placement should not be allocated to common stock and warrants sold in the offering on a relative fair value basis. Also tell us why the fair value of the warrants issued to the placement agent is separately presented given that the warrants represent a cost of the offering.

Securities and Exchange Commission
July 15, 2009

The Company has revised its Consolidated Statements of Equity to allocate the net proceeds from the private placement to common stock and warrants sold in the offering on a relative fair value basis. The Company has also revised the presentation of the warrants issued to the placement agent to be combined with APIC.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

26.
We understand from your response to comment 40 in our letter dated October 3, 2008 that you have not recognized the payment made by the Wealthlink Shareholders to Mr. Syed Idris Husain upon the execution of a consulting agreement because the payment was made directly by the Wealthlink Shareholders. Please refer to Topic Lai. and Topic 5.T. of the Compilation of Staff Accounting Bulletins and tell us your basis in GAAP for not recording the consulting agreement and related capital contribution in your financial statements. Also, it is unclear from your disclosure whether the cash payment to Wealthlink shareholders disclosed in the second paragraph relates to the consulting agreement with Mr. Syed Idris Husain. Please advise and clarify your disclosure accordingly.

The payment made to Mr. Syed Idris Husain by the Wealthlink Shareholders was made by Mr Liu in connection with the acquisition of the 2,575,000 shares from Mr. Husain by Mr. Liu.  As such the payment is not a payment of the Company and it is not related to the consulting agreement.  The Company has revised its disclosure throughout the prospectus accordingly.

Note 2. Summary of Significant Accounting Policies, page F-7

27.	Please disclose your accounting policies for evaluating goodwill for impairment including those related to fair value measurements and identification of reporting units.

The Company has revised and expanded its disclosure of accounting policy for evaluating goodwill impairment.

28.
We reviewed the revisions to your disclosure in response to comment 42 in our letter dated October 3, 2008. Please revise your disclosure regarding the types of costs included in cost of sales and selling, general and administrative expenses to clarify how you classify buying and occupancy costs, distribution costs, cost of products purchased and sold, including inbound freight costs, and the nature of direct labor and overhead costs included in inventory and cost of sales.

The Company has revised its disclosure related to the types of costs included in cost of sales and selling, general and administrative expenses to address the Staff's comment.

Securities and Exchange Commission
July 15, 2009

29.
We reviewed your response to comment 49 in our letter dated October 3, 2008. We also note that you did not recognize intangible assets apart from goodwill in the acquisition of Tai Ai disclosed in Note 9 on page F-28. Please tell us whether Letian and Tai Ai had any membership agreements or contracts and related customer relationships or lease agreements at the date of the acquisitions. If so, please tell us why these assets did not meet the criteria for recognition apart from goodwill. Refer to paragraphs 39 and Al4 through A28 of SFAS 141. Also, as previously requested tell us the process you follow to identify intangible assets that should be recognized apart from goodwill based on the recognition criteria in paragraph 39 of SFAS 141. Please specifically address those assets that meet the contractual-legal criterion and those that meet the separability criterion and the facts and circumstances that support a conclusion that intangible assets should not be recognized apart from goodwill.

Both Letian (Yoga Wave) and Tai Ai were new businesses at the time of our acquisitions. There were no existing membership agreements or contracted customer relationship or lease agreements at the date of acquisitions. Thus, the Company believes that there were no other recognizable intangible assets apart from goodwill.

30.
We reviewed your response to comment 51 in our letter dated October 3, 2008. It appears that total consolidated assets used in your calculations to determine whether the acquisition of Letian met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X differs from the amount included in your annual financial statements as of the end of your most recently completed fiscal year. It still appears to us that Letian may meet one of the conditions specified in paragraph (b) of Rule 8-04. Please provide us with revised calculations using total assets as of your most recently completed fiscal year in the tests required by Rules 8-04(b)(1) and (2) of Regulation S-X. Also provide the test required by Rule 8-04(b)(3) of Regulation S-X using your equity in income(loss) from continuing operations before income taxes of Letian compared to your income from continuing operations before income taxes for the most recently completed fiscal year. If any of the conditions exceed the 20% level please provide the financial statements of Letian for the periods specified in paragraph (c) of Rule 8-04 and the pro forma financial information required by Rule 8-05 of Regulation S-X.

The Company by mistake used the incorrect number for total consolidated assets in its calculations. the correct should be the number for May 31, 2007, rather than May 31, 2008.   Upon further review of the conditions specified in paragraph (b) of Rule 8-04, the Company still believes that the acquisition of Letian (Yoga Wave) did not meet any of the conditions mentioned. The Company acquired Letian (Yoga Wave) for a total of RMB12,000,000 on March 31, 2008 and the Company’s most recent fiscal year prior to the acquisition was May 31, 2007. Due to the exchange rate difference, it is more accurate to use the numbers in RMB.  The Company has revised its calculations as follows:

1.           Investment in Letian (Yoga Wave) of RMB12,000,000 divided by the total consolidated assets of  RMB64,265,107 as at the Company’s most recently completed fiscal year, equals 18.67%, still lower than threshold of 20%.

Securities and Exchange Commission
July 15, 2009

2.           The Company’s proportionate share of the total assets of Letian (Yoga Wave) RMB3,659,307 (51% of RMB7,175,111) divided by the total consolidated assets of the Company of RMB64,264,107, yields 5.69%.

3.           The third condition does not apply since Letian (Yoga Wave) had a loss at the time of acquisition.

None of the criteria exceed 20%, therefore, the Company determined that there was no need for the audited financial statements of Letian (Yoga Wave).

31.
We reviewed your response to comment 52 in our letter dated October 3, 2008. It appears that you have attributed the fair values assigned to net assets acquired to the independent third party as an expert rather than to management giving consideration to the valuation services performed by the independent third party. As such, we believe that you should either name the third party expert and file the consent required by Item 601(b)(23) of Regulation S-K or revise your disclosure to clearly attribute the valuation of the assets and liabilities of Letian to management giving consideration to the valuation services provided by the independent third party. Please do so or otherwise advise. Similar revisions should be made to other portions of the document where you refer to independent third parties. Refer to Question 141.02 of our Compliance and Disclosure Interpretations of Securities Act Sections available at http://www.sec.govidivisions/corpfin/guidance/sasinterp.htm, Rule 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

The Company has revised its disclosure to clearly attribute the valuation of the assets and liabilities of Letian (Yoga Wave) to management giving consideration to the valuation services provided by the independent third party. The Company has also extended  its disclosure throughout the prospectus where the Company refers to independent third parties.

32.
We note from your response to comment 52 in our letter dated October 3, 2008 that the independent third party used a cost approach to estimate the fair values of net assets acquired. Please tell us why the cost approach is the appropriate valuation method to use under the circumstances.

Letian (Yoga Wave) was a new business at the time of the acquisition by the Company. The net assets we acquired were all newly constructed or purchased and had not been used. Therefore, the independent evaluation party determined that the cost approach was the more appropriate and accurate valuation method under this particular circumstance.

Note 10. Taxes, page F-13

33.
We note that you have not recognized a deferred tax liability for temporary differences related to investments in foreign subsidiaries. Please disclose why you believe the subsidiaries will invest undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. Also disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration or disclose that a determination of the liability is not practicable. Refer to paragraphs 31 and 44 of SFAS 109.

None of the Company’s foreign operating entities and subsidiaries has plans to distribute any earnings in the near future.  The Company's goal is to reinvest and to expand quickly. The Company believes that it is not practicable to recognize deferred tax liability for temporary differences related to investments in those foreign operating entities and subsidiaries at this time.

Securities and Exchange Commission
July 15, 2009

Note 13. Segment Reporting, page F-15

34.
Please disclose revenues for each product or service or each group of similar products and services. At a minimum we would expect you to disclose revenues from membership fees, professional services, sale of beauty and hair products and tuition. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

The Company has revised its disclosure of Segment Reporting to address the Staff's comment.

Note 14. Stockholders' Equity, page F-15

A. Issuance of Common Stock, page F-I5

35.	Please tell us the items and their amounts included in other issuance expense of the private placement.

The Company has revised its disclosure in the Financial Statements to address the Staff's comment. The Company received net proceeds of $1,027,500 in connection with its private placement after the reduction of $625,000 that was payable to the original shareholders of the Company in connection with the share exchange, $140,000 in legal expenses, $180,000 in fees paid to E-Tech International, Inc. and E-Tech Securities, Inc. for structuring the stock exchange transaction and $27,500 in other Company related expenses and fees.

Note 16. Earnings Per Shares, page F-16

36.
Please disclose for each year presented securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.

The Company has revised its disclosure for Earnings Per Share to present shares that were not included in the computation of diluted earnings per share because of the anti-dilutive feature.

37.
You disclose that you compute the weighted-average number of common shares outstanding in accordance with SFAS 141R. Similar disclosure is included on page F-33. You also disclose on page F-26 that you have adopted SFAS 141R. Yet, SFAS 141R should be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. Please advise or revise your disclosures accordingly.

The Company has revised its disclosures related to the adoption of SFAS 141R to address the Staff's comment.

Securities and Exchange Commission
July 15, 2009

Note 17. Commitments and Contingencies, page F-17

1) Commitments, page F-17

38.	We reviewed your response to comment 58 in our letter dated October 3, 2008. As previously requested, please disclose rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

The Company has revised its disclosure of rent expense for each year presented to address the Staff's comment.

2) Contingencies, page F-18

39.
We reviewed your response to comment 53 in our letter dated October 3, 2008. We view the agreement to release shares to management placed in escrow in connection with an offering upon the achievement of performance criteria as a separate compensatory arrangement. Given that the purpose of the escrow agreement was to reduce shares held by management in the event that certain performance criteria were not met, it appears that the private placement holders have, in substance, awarded a performance option to management, and that the option should be accounted for as share-based payment arrangement. Refer to paragraph 11 of SFAS 123(R). Please tell us whether any shares have been released from escrow as a result of achieving performance targets in fiscal 2008. Also tell us the probable outcome of the performance conditions at each balance sheet date, the grant-date fair value per share option (and related assumptions used to estimate fair value) and the compensation cost that would be recognized for each period presented assuming the escrow arrangement is accounted for as a share-based payment award. Refer to paragraphs 19 and A105-A110 of SFAS 123(R).

Based on our conversations with the Staff, we understand that our previous response was sufficient and, therefore, the Company does not have to provide additional information or disclosure relating to the matter.

40.
We reviewed your response to comment 59 in our letter dated October 3, 2008. Please tell us the facts and circumstances that support your determination that no indemnifications and guarantees have been put in place despite the indemnification provisions and guarantees contained in agreements to which you are a party.

Although certain agreements provide for indemnifications and/or guarantees, all such indemnifications and/or guarantees are by and between parties within the consolidated group and as such if drawn will have no effect on the Company's financial results.  As the indemnifications and/or guarantees are not in the scope of FIN 45, the Company believes that it does not have any disclosure obligation under paragraph 13 of FIN 45.  As stated in the Company's response to the Staff's comment 59 in the Staff's letter dated October 3, 2008, the Company did consider the indemnification provisions when making the determination that it has no off-balance sheet arrangements.

Securities and Exchange Commission
July 15, 2009

Note 18. Restatement, page F-18

41.
We reviewed your response to comment 45 of our letter dated October 3, 2008 and the disclosures provided in accordance with SFAS 154. Please tell us whether there are any differences between non-refundable membership fees and initial non-refundable member fees, and related revenue recognition policies.

The 'non-refundable membership fee' is the fee for the entire term of a membership that members of our Harbin Huang Emperor & Golden Gym Club Co. Ltd. have to prepay when they sign-up for membership or renew their membership.  Members of our Harbin Huang Emperor & Golden Gym Club Co. Ltd., however, do not have to pay any additional monthly membership fees. Such prepaid membership fee is non-refundable if the customer decides to cancel his membership before the term expires.

The initial non-refundable member fee is the up-front enrollment fee that members of our Yoga Wave and Yoga Wave II fitness center have to pay in order to become a member.  In addition to such initial non-refundable member fee, members of our Yoga Wave and Yoga Wave II fitness centers have to pay monthly membership fees.  They can then choose to pay such monthly membership fees on a month-by-month basis or to prepay the monthly membership fees for the entire membership term at a discounted rate depending on the length of the membership term.  Currently approximately 60% of our fitness club members prepay their monthly membership fees.

All non-refundable membership fees and initial non-refundable member fees as well as all prepaid monthly membership fees are amortized over their respective terms.

The Company has revised its disclosure throughout the prospectus to address the Staff's comment.

42.
We note that the restatement had an effect on reported amounts of property, plant and equipment, goodwill and minority interest. Please tell us the accounting errors that resulted in the restatement of these items. If your disclosure of the accounting errors does not describe the nature of each error, please revise your disclosure accordingly. Also, we note that the restatement had an effect on operating, investing and financing cash flows. Please disclose the effect of the error corrections on each line item in the statements of cash flow as well.

A couple of accounting errors were discovered relating to the amount of property and equipment acquired from Letian (Yoga Wave), as well as the application of the exchange rate for the statements of cash flows, which had an effect on reported amounts of property and equipment, the goodwill recognized and the statement of cash flows. In addition, the change of revenue recognition method for initial non-refundable membership fees was mostly related to the upfront enrollment fees from Letian (Yoga Wave). This change had an effect on reported revenue and net income from Letian (Yoga Wave), thus affecting minority interest. In order to address the Staff's comment, the Company has revised its disclosure to describe the nature of each error and the effect of the correction of those errors.

Notes to Condensed Consolidated Financial Statements, page F-23

Note 6 — Property and Equipment, page F-28

43.	Please revise the table for the year ended March 31, 2008 to agree to the balance sheet on page on page F-20.

The Company has revised the table for the year ended May 31, 2008 to agree to the balance sheet.

Note 14 — Stock Options, page F-31

44.
Please disclose the exercise price, as opposed to the grant-date fair value, of the stock options used in estimating the fair value of the options. Also disclose the grant-date fair value of the equity award.

The Company has revised its disclosure to address the Staff's comment.

Securities and Exchange Commission
July 15, 2009

Item 15. Recent Sales of Unregistered Securities, page II-1

45.	Please disclose the stock options issued to the independent director described in Note 14 to your interim financial statements on page F-31.

The Company has revised its disclosure to address the Staff's comment.  The following disclosure has been added to Item 15 on page II-1:

In July 2008, the Board of Directors of the Company authorized the issuance of 50,000 shares of stock options to one of its independent directors. The options have an exercise price of $1.47 per share, vest over a three year period, with one-third vesting on each of the grant date, and the first and second anniversaries of the grant date. The option is exercisable for five years from the date of grant.

Item 16. Exhibits, page II-2

46.	Please file the consent of Bagell Josephs, Levine & Company as indicated in Exhibit Number 23.1.

The Company has filed the consent of Bagell Josephs, Levine & Company as Exhibit Number 23.1 to Amendment 3 to the Registration Statement.

Item 17. Undertakings, page II-3

47.	Please include the undertaking required by Item 512(h) of Regulation S-K.

The Company has included the undertaking required by Item 512(h) of Regulation S-K in the Amendment 3 to the Registration Statement.

Form 10-K/A for Fiscal Year Ended May 31, 2008

General

48.	Please address the comments above to the extent applicable.

The Company is amending its Annual Report on Form 10-K/A for the fiscal year ended May 31, 2008 to respond to the Staff's comments.

Form I0-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

49.	Please include the statement required by Item 308T(a)(4) of Regulation S-K in future annual report filings.

The Company will include the statement required by Item 308T(a)(4) of Regulation S-K in future annual report filings.

Securities and Exchange Commission
July 15, 2009

Form 10-Q/A for Fiscal Quarters Ended November 30, 2008 and August 31, 2008

General

50.	Please address the comments above to the extent applicable.

The Company is amending its Quarterly Report on Form 10-Q/A for the fiscal quarters ended November 30, 2008 and August 31, 2008 to respond to the Staff's comment.

Item 4(T). Controls and Procedures

51.
The conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures should specifically state whether disclosure controls and procedure were effective or ineffective as of the end of the period covered by the report. Please revise. Refer to Item 307 of Regulation S-K.

As of February 28, 2009, the Company carried out an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) under the supervision and with the participation of the Company's management, including Tong Liu, its Chief Executive Officer, and Xia Yu, its Chief Financial Officer. Based upon that evaluation, the management concluded that there were several significant deficiencies existing in the company’s disclosure controls and procedures. Management has been taking actions to mitigate those deficiencies and to ensure timely and effective reporting of information.. The Company is amending its Quarterly Reports on Form 10-Q/A for the fiscal quarters ended November 30, 2008 and August 31, 2008 to respond to the Staff's comment and disclosed the Company's disclosure controls and procedures for the periods covered by the reports were not effective.

* * *

Securities and Exchange Commission
July 15, 2009

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/ Brian S. North
Brian S. North

cc:  Mr. Tong Liu, Chief Executive Officer

www.aasfp.com

ASIAN
ACADEMY FOR
SPORTS &
FITNESS
PROFESSIONALS
亚洲运动及体适能专业学院

2007 AASFP China Fitness Club Industry Report 中国健身俱乐部调查报告

Major Sponsor

TECHNOGYM
The Wellness Company

2007AASFP China Fitness Club Industry Report 中国健身俱乐部调查报告

China Fitness Clubs Statistics

Rank	City	2006	2007	2006-2007 (' / . - #)	Population (ten thousands)	No. of Fitness Clubs/Population (ten thousands)
1	Hong Kong	-	512	-	696.31	0.735
2	Beijing	353	390	↑37	1,633	0.238
3	Shanghai	171	256	↑85	1,858	0.137
4	Wuhan	55	65	↑10	875	0.074
5	Shenzhen	69	64	5 ↓	861.55	0.074
6	Guangzhou	56	60	↑4	975.46	0.061
7	Hangzhou	46	56	↑10	786.2	0.071
8	Changsha	45	54	↑9	646.5	0.083
9	Chongqing	45	51	↑6	2,808	0.018
10	Qingdao	44	49	↑5	757.99	0.064
11	Chengdu	47	48	↑1	1,221	0.039
11	Dalian	44	48	↑4	602	0.079
13	Tianjing	43	45	↑2	1,075	0.041
13	Shenyang	37	45	↑8	703.6	0.063
15	Kunming	39	44	↑5	619.33	0.071
16	Jinan	32	43	↑11	642.25	0.066
17	Harbin	44	42	2 ↓	987.4	0.042
18	Xian	34	40	↑6	830.54	0.048
19	Nanjing	33	38	↑5	689.8	0.055
20	Zhengzhou	27	37	↑10	724.3	0.051
21	Snijiazhuang	25	31	↑6	939.5	0.032
22	Fuzhou	26	29	↑3	666	0.043
23	Urumchi	27	28	↑1	233.2	0.120
24	Suzhou	24	26	↑2	752.9	0.034
24	Yantai	24	26	↑2	663.57	0.039
24	Wenzhou	23	26	↑3	780.2	0.033
27	Changchun	17	25	↑8	744.58	0.033
28	Hefei	18	24	↑6	469.85	0.051
28	Guiyang	22	24	↑2	387.77	0.061
30	Nanning	17	23	↑6	671.89	0.034
31	Nanchang	20	21	↑1	483.96	0.043
32	Xiamen	16	19	↑3	233	0.081
32	Lanzhou	15	19	↑4	327.01	0.058
34	Taiyuan	18	18	0	344.3	0.052
35	Haikou	16	17	↑1	175.2	0.097
36	Daqing	13	14	↑1	269.3	0.051

10

2007AASFP China Fitness Club Industry Report 中国健身俱乐部调查报告

Rank	City	2006	2007	2006–2007 (↑ / ↓ − #)*	Population (ten thousands)**	No. of Fitness Clubs/Population (ten thousands)
37	Guilin	12	13	↑1	499.29	0.026
38	Changzhou	11	12	↑1	435.2	0.027
38	Baoding	6	12	↑6	1,106.1	0.010
40	Jingzhou	8	10	↑2	640.09	0.015
40	Hohhot	8	10	↑2	258	0.038
42	Baotou	5	9	↑4	245.8	0.036
42	Wuhu	6	9	↑3	229.03	0.039
44	Luoyang	7	8	↑1	646	0.012
45	Xining	5	7	↑2	212.73	0.032
45	Nanchong	6	7	↑1	730	0.009
45	Yinchuan	6	7	↑1	144.7	0.048
45	Datong	5	7	↑2	314.1	0.022
49	Jilin	2	6	↑4	429.5	0.013
49	Sanya	5	6	↑1	53.6	0.111
51	Linfen	5	5	0	414.7	0.012
51	Jiujiang	5	5	0	469.15	0.010
51	Yueyang	4	5	↑1	540.26	0.009
54	Yuncheng	3	4	↑1	501.7	0.007
54	Changzhi	3	4	↑1	325.2	0.012
54	Baoji	3	4	↑1	375.87	0.010
54	Dunhuang	3	4	↑1	14	0.285
54	Lhasa	3	4	↑1	54.05	0.074
54	Kuitun	2	4	↑2	26	0.154
60	Qujing	3	3	0	594.9	0.005
61	Xingyi	1	2	↑1	74.07	0.027

* Refers to the changes of number

** Data comes from Cities Economic and Social Development Statistics Report

Report up to	**30th, Nov. 2007**
No. of Cities	**61**
Total No. of Fitness Clubs	**2,524**

11

2007AASFP China Fitness Club Industry Report 中国健身俱乐部调查报告

City Name 城市名称	成都 Chengdu	天津 Tianjin	沈阳 Shenyang
城市概况 City Overview			
面积(平方公里) Area (km²)	12,312	11,305	12,942
人口(万人) Population (ten thousands)	1,221	1,075	703.6
会员数 Total number of members	49,000	74,250	61, 500
会员比率(%) Membership Penetration Rate(%)	0.40	0.69	0.87
健身俱乐部类型 Types of Fitness Clubs			
总数 Total	48	45	45
连锁型 Franchised Clubs	26	29	21
非连锁型 Independent Clubs	21	6	16
社区会所 Community Gyms	0	2	0
酒店/高级公寓附属 Hotel/Residential Clubs	1	4	8
其它 Other Clubs	0	4	0
健身俱乐部规模 Size of Fitness Clubs			
超大型 Mega (>3000m²)	5	10	11
大型 Large (1501-3000m²)	17	20	9
中型 Medium (500-1500m²)	14	15	19
小型 Small (<500m²)	12	0	6
体适能行业从业人员概况 Staff Distribution and Classifications			
总人数 Total	1,034	1,371	1,160
普通教练 Floor Instructors	73	188	120
私教 Personal Trainers	178	112	132
团体操教练 Group Exercise Instructors	240	412	385
其他人员 Other Staff	543	659	523
提供私教服务的健身俱乐部(%) Personal Training Service in Fitness Clubs(%)	52.08	62.22	55.56

32

2007AASFP China Fitness Club Industry Report 中国健身俱乐部调查报告

昆明 Kunming	济南 Jinan	哈尔滨 Harbin	西安 Xian	南京 Nanjing	郑州 Zhengzhou
21,501	8,177	53,796	9,983	6,598	7,446.2
619.33	642.25	987.4	830.54	689.8	724.3
66, 500	36,750	49,500	54,250	39,500	34,750
1.07	0.57	0.50	0.65	0.57	0.48
44	43	42	40	38	37
15	22	31	11	20	21
26	15	11	20	10	16
1	5	0	3	0	0
0	1	0	1	6	0
2	0	0	5	2	0
5	5	12	8	4	6
18	7	5	14	6	11
11	14	12	13	14	19
10	17	13	5	14	1
1,171	773	903	1,294	889	1,276
165	104	119	194	103	43
125	54	136	119	52	249
340	225	332	405	198	471
541	390	316	576	536	513
61.36	39.53	54.76	62.50	26.32	72.97

33